Exhibit 99.1

Can-Fite to Host Conference Call to Update Shareholders on Positive Interim Results of its Phase III Psoriasis Study on October 15, 2020

Key Opinion Leader in the Treatment of Psoriasis to Join the Presentation and Q&A

PETACH TIKVA, Israel, October 13, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced it will host a conference call with investors to provide an update on its Phase III psoriasis study and the positive interim data analysis and recommendations from the study’s Independent Data Monitoring Committee (IDMC). Dr. Michael Goldfarb, M.D., Dermatologist, Beaumont Hospital, Dearborn, Michigan, U.S., a key opinion leader in the treatment of psoriasis, will join the call which is scheduled to take place on Thursday, October 15, 2020 at 4:15 pm EDT.

Piclidenoson, Can-Fite’s lead drug candidate, offers several potential key benefits over psoriasis treatments currently on the market. As an oral pill taken twice daily, it offers ease of administration for patients who tend to prefer oral medications over injectables. As an oral drug, the Company believes Piclidenoson may be priced at a significantly lower cost than injectable biologics, and somewhat lower than the current oral medication on the market, Otezla®. A 2018 study on psoriasis patient preferences published in American Health & Drug Benefits showed the two most important considerations for choosing a psoriasis drug were route of administration and cost, with oral administration and lower cost being most preferred.

Piclidenoson has been dosed in over 1,500 patients with an excellent safety profile in clinical trials to date. In contrast, the biologics on the market approved to treat psoriasis have black box warnings. While psoriasis is a serious disease with quality of life implications for patients, it is not life threatening and therefore patients recognize that while they need a treatment that is effective, safety is also a very high priority.

With an estimated 125 million cases worldwide, psoriasis is considered an immune system problem that causes infections, stress and is a chronic disease with no cure. The market size for psoriasis is estimated to be $11.5 billion at the end of 2020.

The call will take place on Thursday, October 15th 2020 at 4:15 pm EDT. Investors in the U.S. are invited to dial 1-877-423-9813. International investors may dial 1-201-689-8573. The conference ID is 13711928.

Investors may also participate via webcast: http://public.viavid.com/index.php?id=141970

A replay of the webcast will be archived on Can-Fite’s website for a period of time.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis/psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite’s liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the recent outbreak of coronavirus; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

US Investors:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498